EXHIBIT 99.1

InterOil Sets Fourth Quarter 2015 Results Conference Call Date

SINGAPORE and PORT MORESBY, Papua New Guinea, March 16, 2016 (GLOBE NEWSWIRE) -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) will release its financial and operating results for the fourth quarter 2015, before the market opens for trading on Wednesday, March 30, 2016. The full text of the news release and accompanying financials will be available on the company’s website at www.interoil.com.

A conference call will be held on Wednesday, March 30, 2016 at 8:00 a.m. US Eastern (8:00 p.m. Singapore) to discuss the results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (800) 611 1147 in the US, or +1 (612) 332 0228 from outside the US. A replay of the audio web cast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contact

Singapore
Ann Lee Communications Specialist
T: +65 6507 0222 E: ann.lee@interoil.com